                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)


                             THE ACTAVA GROUP INC.
                    - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                    - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                  361028-10-3
                          - - - - - - - - - - - - - -
                                (CUSIP Number)

                               MICHAEL M. EARLEY
                           SENIOR VICE PRESIDENT AND
                           CHIEF FINANCIAL OFFICER,
                               TRITON GROUP LTD.
                         550 WEST C STREET, SUITE 1880
                             SAN DIEGO, CA  92101
                                 (619) 231-1818
                    - - - - - - - - - - - - - - - - - - - -
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                MARCH 15, 1994
                          - - - - - - - - - - - - - -
                     (Date of Event which Requires filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages

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- -------------------------
  CUSIP NO. 361028-10-3                   13D
- -------------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRITON GROUP LTD.
      33-0318166

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    W/C


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,413,598

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,413,598

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,413,598
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.03

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 Pages
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Item 1.   Security and Issuer.
          -------------------

          Security:    Common Stock, $1.00 Par Value ("Common Stock")

          Issuer: The Actava Group Inc., formerly Fuqua Industries, Inc., ("Actava"), a Delaware corporation

          Address:     4900 Georgia-Pacific Center
                       Atlanta, GA  30303

Item 2.   Identity and Background.
          -----------------------

     This Amendment No. 10 to Schedule 13D is being filed by Triton Group Ltd. ("Triton"), a Delaware corporation (as successor to Intermark, Inc.). The principal business and offices of Triton are located at 550 West C Street, 18th Floor, San Diego, CA 92101.

     There is no change to the remaining information contained in Item 2 of
Schedule 13D, as amended to date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     There is no change to the information contained in Item 3 of Schedule 13D, as amended to date.

Item 4.   Purpose of Transaction.
          ----------------------

     The information set forth in Item 4 of Triton's Schedule 13D, as amended, is hereby amended as follows:

         On March 15, 1994, Michael Cahr, a director of Triton, was elected to the Board of Directors of Actava. Mr. Cahr was nominated by Triton pursuant to the terms of the Amended Stockholders Agreement, dated as of June 25, 1993, between Triton and Actava under which Triton has the right to designate two of the nine members of Actava's Board of Directors. Richard Nevins was previously elected to Actava's Board of Directors as a representative of Triton.

         As previously stated, Triton has received a bank commitment for a loan that would enable Triton to prepay in full the remaining balance of approximately $27 million due under the Amended and Restated Loan
     Agreement between Triton and Actava. This commitment is subject to certain conditions and is scheduled to be funded on or about March 31, 1994. Triton may seek to impose certain

                               Page 3 of 5 Pages
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     requirements on Actava as a condition to Triton's prepayment of the loan, including, but not limited to, possible additional nominees of Triton on Actava's Board of Directors. Triton supports the effort of Actava's Board of Directors in its search for a new President and Chief Executive Officer of Actava. Triton has suggested that Actava's Board of Directors convene a meeting prior to the loan prepayment by Triton to Actava to consider further these matters.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     There is no change to the information contained in Item 5 of Schedule 13D as amended to date.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There is no change to the information contained in Item 6 of Schedule 13D as amended to date.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                               Page 4 of 5 Pages

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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 1994               TRITON GROUP LTD.

                                    By:      /s/John C. Stiska
                                       ---------------------------------
                                    Name:  John C. Stiska
                                    Title: President and Chief Executive Officer

                               Page 5 of 5 Pages